UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483497103

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 483497103
1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.00%(1)
14.	Type of Reporting Person: CO

(1)	Based upon 9,713,042 shares of Common Stock outstanding as of August 31, 2017 as reported in the Issuer’s quarterly report (Form 10-Q) filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2017.

This amendment (“Amendment No. 2”) amends the Schedule 13D originally filed with the Commission on November 30, 2016 and subsequently amended by Amendment No. 1 filed with the Commission on September 22, 2017 (collectively, the “Schedule”) to report a decrease in beneficial ownership of common stock of the Issuer held by the Reporting Person resulting from the sale of shares by Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo Holdings A/S beneficially owns an aggregate of 0 shares of the Issuer’s common stock (the “Novo Shares”), representing approximately 0.00% of the outstanding shares of common stock of the Issuer, based upon 9,713,042 shares of Common Stock outstanding as of August 31, 2017 as reported in the Issuer’s quarterly report (Form 10-Q) filed with the Commission on September 14, 2017.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo Holdings A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares of common stock beneficially owned by Novo Holdings A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sorensen, Per Wold-Olsen, Jean-Luc Butel and Francis Cuss, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Amendment No. 2, neither the Foundation, Novo Holdings A/S nor their respective directors or executive officers has the power to direct the vote as to, or the disposition of the Novo Shares.

Item 5(c) of the Schedule is supplemented as follows:

(c) On October 10, 2017, Novo Holdings A/S sold 963,283 shares of the Issuer’s common stock in the open market through a broker’s transaction at a weighted average price of $11.6612 per share.

On October 11, 2017, Novo Holdings A/S sold 35,519 shares of the Issuer’s common stock in the open market through a broker’s transaction at a weighted average price of $10.2132 per share.

On October 12, 2017, Novo Holdings A/S sold 1,726,481 shares of the Issuer’s common stock in the open market through a broker’s transaction at a weighted average price of $8.5004 per share.

Item 5(e) of the Schedule is supplemented as follows:

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on October 12, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2017	Novo Holdings A/S

/s/ Peter Haahr
	By:	Peter Haahr
	Its:	Chief Financial Officer